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                                                                     Exhibit 4.3

                           Host Marriott Corporation
                              10400 Fernwood Road
                           Bethesda, Maryland 20817


                               December 7, 1995


First Chicago Trust Company of New York
525 Washington Boulevard, Suite 4660
3rd Floor, Tenders & Exchanges
Jersey City, New Jersey  07310


Dear Sirs:

     Host Marriott Corporation (the "Corporation") has called for the redemption on January 15, 1996 (the "Redemption Date") of all of the issued and outstanding shares of its Series A Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") at the redemption price of $52,480 per share (representing a redemption price of $52.48 per Depositary Share), plus the dividends accrued to and including the Redemption Date of $10,312.50 per share (representing dividends of $10.3125 per Depositary Share), or a total redemption payment of $62,792.50 per share (representing a total redemption payment of $62.7925 per Depositary Share). In accordance with the terms of the Certificate of Designation, Rights and Preferences of the Convertible Preferred Stock, the shares to be redeemed are convertible into common stock, $1.00 par value per share ("Common Stock"), of the Corporation until 5:00 p.m., New York City time on January 5, 1996. Each share of Convertible Preferred Stock (at its face value of $50,000 per share, representing $50 per Depositary Share) is convertible at a conversion price of $2.61 per share of Common Stock (resulting a conversion ratio of 19,157.088 shares of Common Stock per share of Convertible Preferred Stock, representing 19.157088 shares of Common Stock per Depositary Share) subject to adjustment as set forth below.

     As you know, Host Marriott (i) intends to distribute (the "Distribution") to the holders of its Common Stock, on a one-fifth share-for-one-share basis, all of the shares of the common stock, no par value per share ("Services Common Stock"), of Host Marriott Services Corporation ("Services"), (ii) has set December 22, 1995 as the record date (the "Record Date") for determining the identity of its common stockholders of record who will participate in the Distribution and (iii) has set December 29, 1995, as the date (the Distribution Date") on which (subject to the satisfaction of certain conditions discussed below) the Distribution will be made. Holders who exercise their right to convert their Depositary Shares into shares of Common Stock on or prior to the Record Date will participate in the Distribution on the same basis as any other holders of record of Common Stock on such date. Those who do not convert their Depositary Shares into shares of Common Stock prior to the close of business on the Record Date will be entitled to an adjustment in the price (the "Conversion Price") at which their Depositary Shares will be
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convertible into Common Stock subsequent to the Record Date, but will not be entitled to receive shares of Services Common Stock in the Distribution. The adjusted conversion price for each share of Convertible Preferred Stock after the Record Date will be $2.2185 per share (resulting in a conversion ratio of 22,537.75 shares of Common Stock per share of Convertible Preferred Stock, representing 22.53775 shares of Common Stock per Depositary Share).

     The Distribution is subject to the satisfaction of certain conditions on or before December 21, 1995. These conditions include, among other things, (i) receipt of a favorable tax ruling from the Internal Revenue Service with respect to the Distribution, (ii) the registration statement on Form 10 with respect to the Services Common Stock having been declared effective under the Securities and Exchange Act of 1934, as amended and (iii) the registration statement on Form 10 with respect to the Services Common Stock having been declared effective under the Securities and Exchange Act of 1934, as amended and (iii) the receipt of any necessary consents to the Distribution from third parties to certain concession and other contracts, except for those the failure of which to obtain would not have a material adverse effect on Services or the Company. If such conditions are not satisfied or waived by the Board on or before December 21, 1995, the Board may elect to postpone the Distribution Date and to establish a new Record Date for the Distribution, in which case the Distribution will remain subject to fulfillment or waiver of such conditions and/or such other conditions as the Board may impose in connection with the establishment of such new Distribution Date and Record Date.

     You have been appointed agent of the Corporation for the redemption of the Convertible Preferred Stock, in addition to your existing appointments as Transfer Agent for the Convertible Preferred Stock and Conversion Agent for the Convertible Preferred Stock. In this connection, we enclose a certified copy of resolutions adopted by the Board of Directors of the Corporation at a meeting of the Board held on November 4, 1995, covering (i) the call for redemption of the Convertible Preferred Stock, (ii) mailing of a Notice of Redemption, (iii) your appointment as agent for redemption of the Convertible Preferred Stock, and (iv) authorization for any officer of the Corporation to enter into an agreement with you in connection with the redemption of the Convertible Preferred Stock.

     We have furnished you with copies of: Notice of the Redemption and of the Distribution and a Letter of Transmittal and you have arranged for the reproduction of these documents for distribution to holders of Convertible Preferred Stock.

     The Notice of Redemption and of the Distribution, the Letter of Transmittal and a return envelope should be mailed, first class mail, postage pre-paid, to the registered holders of the Convertible Preferred Stock at their registered addresses appearing on the stock records maintained by you as Transfer Agent. Mailing should commence promptly after your receipt of the material to be mailed and should be completed not later than December 7, 1995 and you are to furnish us with an Affidavit of Mailing certifying to the completion of the mailing on or before that date. A complete set of redemption material should be mailed to all new accounts up to the Redemption Date.
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     As you know, the Company intends to deposit the aggregate Redemption Price in trust with The First National Bank of Chicago, as Trustee (the "Trustee") pursuant to that certain Irrevocable Trust Agreement to be executed between the Company and the Trustee (the "Trust Agreement").

     As our agent, you are to redeem or convert surrendered shares of Convertible Preferred Stock as directed by the surrendering shareholder in accordance with the following instructions:

     1) You are hereby authorized to accept without endorsement certificates for shares of Convertible Preferred Stock surrendered for redemption or conversion into Common Stock of the Corporation, provided in any such case that the check in payment for the shares surrendered for redemption, or the certificates representing shares of Common Stock issued upon conversion, is to be issued in the same name as that appearing on the face of the surrendered certificate. In the case of certificates for shares of Convertible Preferred Stock surrendered for redemption or conversion into Common Stock of the Corporation, where the check in payment for the shares surrendered for redemption, or the certificates representing shares of Common Stock issued upon conversion, is to be issued in a name other than that appearing on the face of the surrendered certificate, the certificate for shares surrendered should be accepted if they are duly endorsed, or have duly executed powers attached with customary signature guarantee (as noted in the instructions forming a part of the Letter of Transmittal furnished to the holders of Convertible Preferred Stock).

     2) Upon receipt by you prior to 5:00 p.m. New York City time on January 5, 1996 of certificates of shares of Convertible Preferred Stock surrendered for conversion, at the conversion price applicable on the date such shares are so surrendered, you are authorized, subject to the foregoing instructions, to follow procedures we have previously established with you with respect to conversion of Convertible Preferred Stock. Promptly upon receipt of shares of Convertible Preferred Stock properly surrendered for conversion, you shall notify the Trustee that such shares of Convertible Preferred Stock have been converted to shares of Common Stock.

     3) On January 15, 1996, you are directed to obtain from the Trustee out of the Trust Estate created pursuant to the Trust Agreement, the amount sufficient to pay the total redemption price of $62,792.50 for each share of Convertible Preferred Stock (representing a redemption price of $62.7925 per Depositary Share) presently issued and outstanding which has not been presented for conversion prior to 5:00 p.m. New York City time on January 5, 1996 and which has been properly surrendered to you for redemption prior to 5:00 p.m. New
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        York City time on January 15, 1996. Thereafter, and for a period of two years after the Redemption Date, you shall promptly notify the Trustee of any holder properly surrendering shares of Convertible Preferred Stock for redemption and obtain from the Trustee, out of the Trust Estate, the redemption price for such surrendered shares. Payment should be made for shares of Convertible Preferred Stock surrendered to you after January 15, 1996 within ten (10) business days of receipt. Your check in payment of redemption should be mailed by first class mail, postage pre-paid.

   4) You are directed to close the transfer books for the Convertible Preferred Stock on January 15, 1996.

   5)   You will furnish weekly written reports of activity as follows:

        Host Marriott Corporation
        10400 Fernwood Road
        Bethesda, Maryland 20817
        Attn:  Christopher G. Townsend

   6) You will arrange to prepare and file IRS form 1099B for the redemption proceeds. The accrued and unpaid dividends payable upon redemption of the Convertible Preferred Stock is equal to $10,312.50 per share (representing a dividend payment per Depositary Share of $10.3125). Also the method of reporting must be given (e.g. paid, constructive receipt). We also understand that you will deduct 31% from the Redemption Payment to any holder who has not furnished you with a Certified Tax Identification Number, as required by law.

   7) For services rendered as a Redemption Agent hereunder, your fees are approved as set forth in Schedule A to this Agreement.

   8) We agree to indemnify and hold you harmless against any loss, liability or expense incurred by you without gross negligence on your part in the performance of your duties as agent for the redemption of the Convertible Preferred Stock, including costs and expenses of defending yourself against any claim or liability in the premises, in accordance with the resolutions governing your appointment and these instructions and such further instructions as we may deliver to you from time to time. This agreement shall be governed by the laws of the State of New York.
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        Please acknowledge acceptance of your appointment as agent for redemption of the Convertible Preferred Stock and receipt of the foregoing instructions by signing and returning to the undersigned the enclosed copy of this letter.

                         Very truly yours.


                         HOST MARRIOTT CORPORATION



                         By:  /s/ Christopher G. Townsend
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                               Christopher G. Townsend
                               Senior Vice President


Agreed By:

FIRST CHICAGO TRUST COMPANY OF NEW YORK



By:      /s/ Ralph Persico
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